Exhibit 4.1

DESCRIPTION OF VIRGINIA NATIONAL BANKSHARES CORPORATION CAPITAL STOCK

The following description of the material terms of the capital stock of Virginia National Bankshares Corporation (“Virginia National”) does not purport to be complete and is subject to, and qualified in its entirety by reference to, its articles of incorporation and its bylaws. The Articles and Bylaws are included as exhibits to this Annual Report on Form 10-K.

General

The authorized capital stock of Virginia National consists of (i) 10,000,000 shares of common stock, par value $2.50 per share, and (ii) 2,000,000 shares of preferred stock, par value $2.50 per share.

Common Stock

General. Each share of Virginia National’s common stock has the same relative rights as, and is identical in all respects to, each other share of its common stock. Virginia National’s common stock is traded on the Nasdaq Capital Markets under the symbol “VABK.” The transfer agent for Virginia National’s common stock is American Stock Transfer and Trust Company, at 6201 15th Avenue, Brooklyn, New York 11209.

Voting Rights. Each holder of Virginia National common stock is entitled to one vote for each share held on all matters submitted to a vote of shareholders. The holders of shares of common stock do not possess cumulative voting rights in the election of directors. Any issuance by Virginia National of preferred stock with voting rights may affect the voting rights of the holders of Virginia National common stock.

Dividends. Holders of Virginia National common stock will be entitled to receive and share equally in such dividends as the board of directors of Virginia National may declare out of funds legally available for such payments. If Virginia National issues preferred stock, holders of such stock may have a priority over holders of common stock with respect to the payment of dividends. Virginia National’s ability to pay dividends is limited by restrictions imposed by the Virginia Stock Corporation Act (“VSCA”) on Virginia corporations. In general, dividends paid by a Virginia corporation may be paid only if, after giving effect to the distribution, (i) the corporation is still able to pay its debts as they become due in the usual course of business, or (ii) the corporation’s total assets are greater than or equal to the sum of its total liabilities plus (unless the corporation’s articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights, upon the dissolution, of shareholders whose preferential rights are superior to those receiving the distribution. In addition, as a bank holding company, Virginia National’s ability to pay dividends is limited by applicable policies of the Federal Reserve.

The ability of Virginia National to pay dividends on its capital stock is also dependent on the dividends it may receive from Virginia National Bank. The ability of Virginia National Bank to pay dividends on its capital stock is restricted by applicable federal laws and regulations governing national banks. Although Virginia National is not subject to these restrictions as a Virginia corporation, such restrictions will indirectly affect Virginia National in the same manner because dividends received from Virginia National Bank are Virginia National’s primary source of funds for the payment of dividends to its shareholders.

Liquidation Rights. In the event of a liquidation or dissolution of Virginia National, holders of Virginia National’s common stock will be entitled to receive, after payment or provision for payment of all debts and liabilities of Virginia National, all assets of Virginia National available for distribution. If Virginia National issues preferred stock, holders of preferred stock may have a senior interest over holders of common stock in such a distribution.

No Preemptive Rights; Redemption and Assessment. Holders of shares of Virginia National’s common stock do not have preemptive rights to subscribe for additional shares of Virginia National’s securities.

Preferred Stock

Virginia National’s articles of incorporation permit it to issue up to 2,000,000 shares of preferred stock in one or more series. Virginia National’s board of directors (the “Virginia National Board”) is authorized to fix the number and designation of shares, rate of dividends, redemption terms (including purchase and sinking fund provisions), conversion rights, liquidation amounts, voting rights, and any other lawful rights, preferences and limitations of each such series. Preferred stock issued by Virginia National may rank prior to Virginia National common stock as to dividend rights, liquidation preferences, or both, may have full or limited voting rights (including multiple voting rights and voting rights as a class), and may be convertible into shares of Virginia National’s common stock.

The creation and issuance of any class or series of preferred stock, and the relative rights, designations and preferences of such class or series, if and when established, will depend upon, among other things, the future capital needs of Virginia National, then existing market conditions and other factors that, in the judgment of the Virginia National Board, might warrant the issuance of preferred stock.

Directors

The Virginia National Board is not divided into classes and directors serve one-year terms. Virginia National’s bylaws state that there must be at least five and no more than 25 individuals serving on the Virginia National Board, the exact number to be fixed and determined from time to time by resolution of a majority of the full board of directors. Subject to the rights of the holders of any series of preferred stock then outstanding, any director of Virginia National may be removed, with or without cause, by the affirmative vote of the holders of a majority of the shares entitled to vote on such matter.

Antitakeover Provisions of Virginia National’s Articles of Incorporation and Bylaws, and Virginia Law

General. Virginia National’s articles of incorporation and bylaws and Virginia law contain provisions that may have the effect of discouraging, delaying, or preventing a change of control of Virginia National by means of a tender offer, a proxy fight, open market purchases of shares of its common stock, or otherwise in a transaction not approved by the Virginia National Board. These provisions are designed to reduce, or have the effect of reducing, Virginia National’s vulnerability to coercive takeover practices and inadequate takeover bids. However, the existence of these provisions could prevent Virginia National shareholders from receiving a premium over the then prevailing market price of Virginia National common stock or a transaction that may otherwise be in the best interest of Virginia National shareholders. In addition, these provisions make it more difficult for Virginia National shareholders, should they choose to do so, to remove the Virginia National Board or Virginia National’s management.

Virginia National’s Articles of Incorporation and Bylaws

Preferred Stock. Virginia National’s articles of incorporation authorize the Virginia National Board to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the preferences, rights, and other terms of such series. See “– Preferred Stock.” Under this authority, the Virginia National Board could create and issue a series of preferred stock with rights, preferences, or restrictions that have the effect of discriminating against an existing or prospective holder of Virginia National’s capital stock as a result of such holder beneficially owning or commencing a tender offer for a substantial amount of Virginia National common stock. One of the effects of authorized but unissued and unreserved shares of preferred stock may be to render it more difficult for, or to discourage an attempt by, a potential acquirer to obtain control of Virginia National by means of a merger, tender offer, proxy contest, or otherwise, and thereby protect the continuity of Virginia National’s management.

Board Vacancies. Virginia law and Virginia National’s articles of incorporation and bylaws provide that any vacancy occurring on the Virginia National Board may be filled by the remaining members of the board. In connection with the merger of Virginia National and Fauquier Bankshares, Inc. (“Fauquier”) on April 1, 2021, Virginia National amended its bylaws to facilitate the change in size and composition of the Virginia National Board following the merger. The amended bylaws provide that the Virginia National Board is to be fixed at no more than 13 directors, seven of which will be former members of the Virginia National Board prior to the merger (the "Virginia National Directors”) and six of which will be the former members of the Board of Directors of Fauquier (the “Fauquier Directors”.) The bylaws, as amended, provide that until the second anniversary of the merger, all vacancies on the Virginia National Board created by the cessation of service of a Virginia National Director must be filled by a nominee proposed to the nominating committee of the Virginia National Board by a majority of the remaining Virginia National Directors, and all vacancies on the Virginia National Board created by the cessation of service of a Fauquier Director shall be filled by a nominee proposed to the nominating committee of the Virginia National Board by a majority of the remaining Fauquier Directors. Such bylaw provision may not be modified, amended or repealed during such two-year period other than by a majority of the Fauquier Directors and a majority of the Virginia National Directors. These provisions may discourage, delay, or prevent a third party from voting to remove incumbent directors and simultaneously gaining control of the Virginia National Board by filling the vacancies created by that removal with its own nominees.

Supermajority Voting Provisions. Virginia National’s articles provide that a merger, statutory share exchange, sale or other disposition of all or substantially all of Virginia National’s assets otherwise than in the ordinary course of business, dissolution, or any amendment or restatement of Virginia National’s articles of incorporation that requires a vote of Virginia National shareholders, must be approved by a majority of the votes entitled to be cast by each voting group that is entitled to vote on the matter, provided that the transaction, amendment or restatement has been approved and recommended by at least two-thirds of the directors in office at the time of such approval and recommendation. If the transaction, amendment or restatement is not approved and recommended by at least two-thirds of the directors, then it must be approved by the vote of more than two-thirds of all the votes entitled to be cast on such matter by each voting group entitled to vote on the matter.

Shareholder Meetings. Under its bylaws, special meetings of shareholders may only be called by Virginia National’s chairman, chief executive officer, president or by a majority of the Virginia National Board. Under Virginia National’s bylaws and Virginia law, shareholders may only conduct business at special meetings of shareholders that is specified in the notice of the meeting. This provision is designed to afford antitakeover protection by making it more difficult for shareholders to call a special meeting of shareholders to consider a proposed merger or other business combination.

Advance Notification of Shareholder Nominations. Virginia National’s bylaws establish advance notice procedures with respect to the nomination of persons for election as directors, other than nominations made by or at the direction of the Virginia National Board. Pursuant to Virginia National’s bylaws, a shareholder may nominate persons for election to the Virginia National Board by delivering written notice to Virginia National’s corporate secretary. With respect to an election to be held at an annual meeting of shareholders, its bylaws generally require that such notice be delivered not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, prior to the first anniversary of the preceding year’s annual meeting (provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 70 days after such anniversary date, notice by the shareholder must be delivered not earlier than the close of business on the 120thday prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which announcement of the day of such meeting is first made by Virginia National). A shareholder wishing to nominate any person for election as a director must provide Virginia National with certain information concerning the nominee and the proposing shareholder.

Virginia Antitakeover Statutes. Virginia has two antitakeover statutes: the Affiliated Transactions Statute and the Control Share Acquisitions Statute.

Affiliated Transactions Statute. Under the Affiliated Transactions Statute, an affiliated transaction generally is defined as any of the following transactions:

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merger, a share exchange, material dispositions of corporate assets not in the ordinary course of business to or with an interested shareholder (defined as any holder of more than 10% of any class of outstanding voting shares), or any material guarantee of any indebtedness of any interested shareholder;
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certain sales or other dispositions of the corporation’s voting shares or any of the corporation’s subsidiaries having an aggregate fair market value greater than 5% of the aggregate fair market value of all outstanding voting shares;
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any dissolution of the corporation proposed by or on behalf of an interested shareholder; or
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any reclassification, including reverse stock splits, or recapitalization that increases the percentage of outstanding voting shares owned beneficially by any interested shareholder by more than 5%.

In general, these provisions prohibit a Virginia corporation from engaging in affiliated transactions with an interested shareholder for a period of three years following the date that such person became an interested shareholder unless:

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the board of directors of the corporation and the holders of two-thirds of the voting shares, other than the shares beneficially owned by the interested shareholder, approve the affiliated transaction; or
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before the date the person became an interested shareholder, the board of directors approved the transaction that resulted in the shareholder becoming an interested shareholder.

After three years, any such transaction must be at a “fair price,” as statutorily defined, or must be approved by the holders of two-thirds of the voting shares, other than the shares beneficially owned by the interested shareholder.

The shareholders of a Virginia corporation may adopt an amendment to the corporation’s articles of incorporation or bylaws opting out of the Affiliated Transactions Statute. Neither Virginia National’s articles of incorporation nor its bylaws contain a provision opting out of the Affiliated Transactions Statute.

Control Share Acquisitions Statute. Virginia law also contains provisions relating to control share acquisitions, which are transactions causing the voting strength of any person acquiring beneficial ownership of shares of a Virginia public corporation to meet or exceed certain threshold percentages (20%, 33 1/3% or 50%) of the total votes entitled to be cast for the election of directors. Shares acquired in a control share acquisition have no voting rights unless:

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the voting rights are granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee director of the corporation; or
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the articles of incorporation or bylaws of the corporation provide that these Virginia law provisions do not apply to acquisitions of its shares.

The acquiring person may require that a special meeting of the shareholders be held to consider the grant of voting rights to the shares acquired in the control share acquisition.

Under Virginia law, a corporation’s articles of incorporation or bylaws may contain a provision opting out of the Control Share Acquisitions Statute. Neither Virginia National’s articles of incorporation nor its bylaws contain a provision opting out of the Control Share Acquisitions Statute.

Limitation of Liability of Directors and Officers

The VSCA provides that in any proceeding brought by or in the right of a corporation or brought by or on behalf of shareholders of the corporation, the damages assessed against an officer or director arising out of a single transaction, occurrence or course of conduct may not exceed the lesser of (i) the monetary amount, including the elimination of liability, specified in the corporation’s articles of incorporation or, if approved by the shareholders, in the corporation’s bylaws as a limitation on or elimination of the liability of the officer or director, or (ii) the greater of (a) $100,000 or (b) the amount of cash compensation received by the officer or director from the corporation during the twelve months immediately preceding the act or omission for which liability was imposed. The liability of an officer or director is not limited under the VSCA or a corporation’s articles of incorporation and bylaws if the officer or director engaged in willful misconduct or a knowing violation of the criminal law or of any federal or state securities law.

Virginia National’s articles provide that a director or officer of Virginia National is not liable to Virginia National or its shareholders for monetary damages except for liability resulting from such person having engaged in willful misconduct or a knowing violation of the criminal law or any federal or state securities law.

Indemnification

The Virginia National articles provide that to the fullest extent permitted by the VSCA and any other applicable law, Virginia National is required to indemnify a director or officer of Virginia National who is or was a party to any proceeding by reason of the fact that he or she is or was such a director or officer or is or was serving at the request of or on behalf of Virginia National as a director, trustee, partner or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against any liability incurred by him or her in connection with such proceeding unless he or she engaged in willful misconduct or a knowing violation of the criminal law. Virginia National’s board of directors is empowered, by majority vote of a quorum of disinterested directors, to contract in advance to indemnify any director or officer as set forth above.

Virginia National Common Stock Not Insured by the FDIC

Virginia National’s common stock is not a deposit or a savings account and is not insured or guaranteed by the FDIC or any other government agency.